Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 23, 2025

VIA EDGAR TRANSMISSION

Mr. Michael C. Pawluk, Senior Special Counsel

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 328 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Pawluk:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 7, 2025, with respect to the Registration Statement and the Trust’s proposed new series, Hilton BDC Corporate Bond ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	We note that the Amendment is missing information and contains bracketed disclosures. We may have comments on these portions once they are completed and provided to us in a subsequent amendment, in disclosures made in response to this letter, or in information submitted supplementally.

Response: The Trust has provided the Staff with updated versions of the Fund’s prospectus and SAI with completed information separately via email.

2.	Where a comment is made to a disclosure in one section in the registration statement, the comment is applicable to all similar disclosures appearing elsewhere in the registration statement.

Response: The Trust confirms the foregoing and confirms that the foregoing has been considered and reflected in the updated versions provided to the Staff separately (as referenced in response to Comment 1).

3.	Supplementally, please provide the benchmark or indices for the Fund.

Response: The Trust supplementally informs the Staff that the Fund will use the Bloomberg U.S. Aggregate Bond Index as its broad-based benchmark. Additionally, the Fund will present the performance of the Bloomberg U.S. Intermediate Corporate Bond Index and of its target benchmark, the Solactive Hilton BDC Corporate Bond Index.

Prospectus

Principal Investment Strategy

4.	For the Index:
a.	With a view to potential disclosure please tell us approximately how many different bonds and issuers are available for inclusion in the Index.
b.	In addition, while we note that the bonds need to have a minimum amount outstanding, we note that there is no requirement that the bonds be exchange-listed. Please tell us how you will determine the bonds’ will be sufficiently liquid to permit the Fund to satisfy its requirements under the Liquidity Rule and enable the effective operation of the arbitrage mechanism.

Response:

a.	The Trust notes that the number of bonds and issuers eligible for inclusion in the Index is inherently dynamic and subject to ongoing changes. These fluctuations result from a variety of factors, including new bond issuances, maturities, variations in the amount of debt outstanding, and periodic updates to the SEC’s Business Development Company Report. Although current estimates indicate the presence of approximately 30 to 40 issuers and more than 100 eligible bonds, these figures are not fixed and may vary over time. For this reason, the Trust believes that referencing a specific number in the Fund’s prospectus could be misleading. The Trust respectfully submits that the current disclosure, which describes the Index’s selection methodology, more appropriately reflects the variable and evolving nature of the eligible universe.

b.	The Trust respectfully submits that the Fund’s Sub-Adviser, subject to the Adviser’s oversight, is responsible for managing the Fund’s portfolio in compliance with Rule 22e-4 under the Investment Company Act of 1940 (the “Liquidity Rule”), including assessing the liquidity of portfolio investments. As part of this responsibility, the Sub-Adviser has implemented a framework for evaluating the liquidity profile of the Fund’s bond holdings by monitoring market liquidity using tools and data available through Bloomberg.

As disclosed in the Fund’s Principal Investment Strategy: “The Fund also may invest in securities or other investments not included in the Index, but which the [Sub-Adviser] believes will help the Fund track the Index. Furthermore, it states that “The Sub-Adviser is responsible for monitoring the Index composition, assessing liquidity and trading environment for BDC bonds . . . to facilitate the Fund’s adherence to its stated investment objective.”

Additionally, as noted in the Prospectus, “the Sub-Adviser will oversee the implementation of the Fund’s passive investment strategy, seeking to minimize tracking error while evaluating bond liquidity and market conditions to support efficient Index replication.” The Sub-Adviser’s efforts to minimize tracking error also helps facilitate the arbitrage mechanism effectively. By maintaining a portfolio composed of sufficiently liquid securities, the Fund seeks to enable authorized participants to create and redeem shares in-kind with minimal friction, thereby supporting tight bid-ask spreads and promoting alignment between secondary market prices and NAV.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

/s/John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC